Exhibit 99.1

Vinci Partners Press Release OCTOBER 16 2023

VINCI PARTNERS TO ANNOUNCE THIRD QUARTER 2023 RESULTS AND HOST WEBCAST AFTER MARKET CLOSE ON WEDNESDAY, NOVEMBER 08, 2023

Rio de Janeiro, October 16, 2023 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners,” "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today that it will release financial results for the third quarter 2023 after market close on Wednesday, November 08, 2023, and host a conference call via public webcast at 5:00 pm ET.

Webcast and Earnings Conference Call

To access the webcast please visit the Events & Presentations’ section of the Company's website at: https://ir.vincipartners.com/news-and-events/events-and-presentations. For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

To access the conference call through dial in, please register at 3Q23 VINP Earnings Dial In to obtain the conference number and access code.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, special situations, hedge funds, investment products and solutions and retirement services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Kate Thompson

Vinci Partners Press Release OCTOBER 16 2023

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240